UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FUSION-IO, INC.

(Exact name of Registrant as Specified in Charter)

Delaware	001-35188	20-4232255
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2855 E. Cottonwood Parkway, Suite 100 Salt Lake City, Utah	84121
(Address of Principal Executive Offices)	(Zip Code)

Theodore A. Hull	801-424-5500
(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.  ☒

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2013 to December 31, 2013, Fusion-io, Inc. (“Fusion-io” or “the Company”) conducted a reasonable country of origin inquiry and additional due diligence designed to conform with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten, in order to determine whether the products that the Company manufactures which contain any gold, cassiterite, columbite-tantalite, and wolfamite, including their derivatives (“Conflict Minerals”) originate from the Democratic Republic of the Congo (“DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola (collectively, the “Covered Countries”). Based on such due diligence, the Company determined that its products are DRC Conflict Undeterminable with regard to calendar year 2013 because the Company was unable to comprehensively determine the origin of all Conflict Minerals used in its products, the facilities used to process them, their country of origin, and their mine or location of origin.

Conflict Minerals Disclosure

The Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www.fusionio.com under “Company” and “Investor Relations” and “Financial Information” and “SEC Filings”.

Item 1.02 Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 of this Form SD is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FUSION-IO, INC.

Dated: June 2, 2014	By:	/s/ THEODORE A. HULL
Theodore A. Hull
Chief Financial Officer and Executive Vice President